F9 3/21

PROCESSING
SEC MAIL RECEIVED
FEB 24 2006
SECTION
192
WASH., D.C.

06008330

SEC[...] [...]ISSION
Washington, D.C. 20549

AB 3/1/06

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-36144~~ 8-7661

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bernard Faver

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
80-82 Wall Street, Suite 310
(No. and Street)
New York, New York 10005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bernard Faver 212-943-1352
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Igel,Lynn S.
(Name – *if individual, state last, first, middle name*)
250 West 90th Street, Apt. 3I, New York, New York 10024
(Address) (City) (State) (Zip Code)

CHECK ONE:

X☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/13/06

OATH OR AFFIRMATION

I, Bernard Faver, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bernard Faver, as of December 31st, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEPHEN J. CAPUTO
Notary Public, State of New York
No. 24-4962762
Qualified in Kings County
Commission Expires 2/20/2010

Notary Public

Signature

Sole Proprietor
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Igel, Lynn S.

70

ADDRESS Number and Street	City	State	Zip Code
250 West 90th Street	N.Y.	N.Y.	10024
71	72	73	74

Check One

KX) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

Lynn S. Igel, CPA
250 West 90th Street
New York, N.Y. 10024

February 13th 2006

Bernard Faver (Sole Proprietor)
80-82 Wall Street, Suite 310
New York, N.Y. 10005

Dear Mr. Faver,

I have examined Part 11A of the Focus Report (Form X-17a-5) of Bernard Faver (Sole Proprietor) for the year ended December 31,2005.

My examination was made in accordance with generally accepted auditing standards as I considered necessary in the circumstances. I declare that I found no material inadequacies in the Company's accounting system internal accounting control.

The Firm is exempt, in my opinion, from 15c3-3 Customer Protection Rule. Bernard Faver is, in my opinion, a K-1 firm.

No material difference existed between the Firm's audited and unaudited computations of net capital under Rule 15c3-1 as required by SEC rule 17a-5(d).

In my opinion, this report fairly presents the financial position of Bernard Faver on December 31, 2005 in conformity with generally accepted accounting principles on a basis consistent with that of the previous year.

Respectfully Submitted,

Lynn S. Igel

Lynn S. Igel, C.P.A.

Certified Public Accountant

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: Bernard Faver [13]

SEC FILE NO.: 8-264-1614 [14]

FIRM ID. NO.: 076-28-2734 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

80-82 Wall Street, Suite 310 [20]

(No. and Street)

New York [21] New York [22] 10005 [23]

(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 1/1/05 [24]

AND ENDING (MM/DD/YY): 12/31/05 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Bernard Faver [30]

(Area Code)—Telephone No.: 212-943-1352 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
None	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [*] 40 NO [ ] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

* Respondent has no customer accounts

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

STEPHEN J. CAPUTO
Notary Public, State of New York
No. 24-4962762
Qualified in Kings County
Commission Expires 2/26/2010

[signature]

Dated the 13th day of February 2006

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Bernard Faver | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/05 | 99

SEC FILE NO. 8-264-1614 | 98

Consolidated [ ] | 198

Unconsolidated [X] | 199

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 0	200			$ 0	750
2. Receivables from brokers or dealers:						
A. Clearance account	0	295				
B. Other	0	300	$ 0	550	0	810
3. Receivables from non-customers	0	355	0	600	0	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities	0	418				
B. Debt securities	0	419				
C. Options	0	420				
D. Other securities	6222	424				
E. Spot commodities	0	430			6222	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ 0 [130]						
B. At estimated fair value	0	440	0	610	0	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	0	460	0	630	0	880
A. Exempted securities $ 0 [150]						
B. Other securities $ 0 [160]						
7. Secured demand notes:	0	470	0	640	0	890
market value of collateral:						
A. Exempted securities $ 0 [170]						
B. Other securities $ 0 [180]						
8. Memberships in exchanges:						
A. Owned, at market $ 0 [190]						
B. Owned, at cost			0	650		
C. Contributed for use of the company, at market value			0	660	0	900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	0	480	0	670	0	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	0	490	0	680	0	920
11. Other assets	0	535	0	735	0	930
12. TOTAL ASSETS	$ 6222	540	$ 0	740	$ 6222	940

OMIT PENNIES

1/76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Bernard Eaver as of 12/31/05

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities*		Non-A.I. Liabilities*		Total	
13. Bank loans payable	$ 0	1045	$ 0	1255	$ 0	1470
14. Payable to brokers or dealers:						
A. Clearance account	0	1114	0	1315	0	1560
B. Other	0	1115	0	1305	0	1540
15. Payable to non-customers	0	1155	0	1355	0	1610
16. Securities sold not yet purchased, at market value			0	1360	0	1620
17. Accounts payable, accrued liabilities, expenses and other	0	1205	0	1385	0	1685
18. Notes and mortgages payable:						
A. Unsecured	0	1210			0	1690
B. Secured	0	1211	0	1390	0	1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:			0	1400	0	1710
1. from outsiders $ 0 [970]						
2. Includes equity subordination (15c3-1 (d)) of $ 0 [980]						
B. Securities borrowings, at market value: from outsiders $ 0 [990]			0	1410	0	1720
C. Pursuant to secured demand note collateral agreements:			0	1420	0	1730
1. from outsiders $ 0 [1000]						
2. Includes equity subordination (15c3-1 (d)) of $ 0 [1010]						
D. Exchange memberships contributed for use of company, at market value			0	1430	0	1740
E. Accounts and other borrowings not qualified for net capital purposes	0	1220	0	1440	0	1750
20. TOTAL LIABILITIES	$ 0	1230	$ 0	1450	$ 0	1760

Ownership Equity

21. Sole proprietorship		$ 6222	1770
22. Partnership (limited partners	$ [1020])		1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock			1792
C. Additional paid-in capital			1793
D. Retained earnings			1794
E. Total			1795
F. Less capital stock in treasury		( )	1796
24. TOTAL OWNERSHIP EQUITY		$ 6222	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 6222	1810

*Brokers or dealers electing the alternative net capital requirement method need not complete these columns.

**OMIT PENNIES

Bernard Faver
Statement of Cash Flows for the
year ended December 31, 2005

Cash flows from operating activities		
Receipts		
Commissions	$2,318	
Total cash receipts		$2,318
Payments		
Commission expenses	$2,318	
Total cash payments		$2,318
Net cash change from operating activities		0
Cash flow from investing activities		0
Cash flow from financing activities		0
Net change in cash		0
Cash balance, December 31,2004		$6,222
Cash balance, December 31,2005		$6,222

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Bernard Faver

For the period (MMDDYY) from 1/1/05 [3932] to 12/31/05 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	0	3935
b. Commissions on listed option transactions		0	3938
c. All other securities commissions		0	3939
d. Total securities commissions		0	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange		0	3945
b. From all other trading		0	3949
c. Total gain (loss)		0	3950
3. Gains or losses on firm securities investment accounts		0	3952
4. Profit (loss) from underwriting and selling groups		0	3955
5. Revenue from sale of investment company shares		2318	3970
6. Commodities revenue		0	3990
7. Fees for account supervision, investment advisory and administrative services		0	3975
8. Other revenue		0	3995
9. Total revenue	$	2318	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			$	0	4120
11. Other employee compensation and benefits				0	4115
12. Commissions paid to other broker-dealers				0	4140
13. Interest expense				0	4075
a. Includes interest on accounts subject to subordination agreements	0	4070			
14. Regulatory fees and expenses				0	4195
15. Other expenses				2318	4100
16. Total expenses			$	2318	4200

NET INCOME

17. Net Income (loss) before Federal Income taxes and items below (Item 9 less Item 16)			$	0	4210
18. Provision for Federal Income taxes (for parent only)				0	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				0	4222
a. After Federal income taxes of	0	4238			
20. Extraordinary gains (losses)				0	4224
a. After Federal income taxes of	0	4239			
21. Cumulative effect of changes in accounting principles				0	4225
22. Net income (loss) after Federal income taxes and extraordinary items			$	0	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	503	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Bernard Faver as of 12/31/05

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1	X	4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335]		4570
D. (k) (3)—Exempted by order of the Commission		4580

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Bernard Faver as of 12/31/05

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 6222	3480
2. Deduct ownership equity not allowable for Net Capital			(0)	3490
3. Total ownership equity qualified for Net Capital			6222	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0	3520
B. Other (deductions) or allowable credits (List)			0	3525
5. Total capital and allowable subordinated liabilities			$ 6222	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 0	3540		
B. Secured demand note deficiency	0	3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges	0	3600		
D. Other deductions and/or charges	0	3610	(0)	3620
7. Other additions and/or allowable credits (List)			0	3630
8. Net capital before haircuts on securities positions			$ 6222	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	$ (0	3660		
B. Subordinated securities borrowings	0	3670		
C. Trading and investment securities:				
1. Exempted securities	0	3735		
2. Debt securities	0	3733		
3. Options	0	3730		
4. Other securities	124	3734		
D. Undue Concentration	0	3650		
E. Other (List)	0	3736	(124)	3740
10. Net Capital			$ 6098	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Bernard Faver as of 12/31/05

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 0	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5000	3760
14.	Excess net capital (line 10 less 13)	$ 1098	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 6098	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 0	3790
17.	Add				
	A. Drafts for immediate credit	$ 0	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$ 0	3810		
	C. Other unrecorded amounts (List)	$ 0	3820	$ 0	3830
19.	Total aggregate indebtedness			$ 0	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 0	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% 0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter		Name of Lender or Contributor		Insider or Outsider? (In or Out)		Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)		(MMDDYY) Withdrawal or Maturity Date		Expect to Renew (yes or no)	
	4600	None	4601		4602		4603		4604		4605
	4610		4611		4612		4613		4614		4615
	4620		4621		4622		4623		4624		4625
	4630		4631		4632		4633		4634		4635
	4640		4641		4642		4643		4644		4645
	4650		4651		4652		4653		4654		4655
	4660		4661		4662		4663		4664		4665
	4670		4671		4672		4673		4674		4675
	4680		4681		4682		4683		4684		4685
	4690		4691		4692		4693		4694		4695
					TOTAL $		4699				

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Bernard Faver

For the period (MMDDYY) from 1/1/05 to 12/31/05

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 6222	424
A. Net income (loss)			0	425
B. Additions (Includes non-conforming capital of	$ 0	4262)	0	426
C. Deductions (Includes non-conforming capital of	$ 0	4272)	0	427
2. Balance, end of period (From item 1800)			$ 6222	429

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	430
A. Increases		431
B. Decreases		432
4. Balance, end of period (From item 3520)	$	433

OMIT PENNIE

2/78

Lynn S. Igel, CPA
250 West 90th Street
New York, N.Y. 10024

February 13th 2006

Bernard Faver (Sole Proprietor)
80-82 Wall Street, Suite 310
New York, N.Y. 10005

Dear Mr. Faver,

In my opinion, Bernard Faver may claim exclusion from membership in the Securities Investor Protection Corporation (SIPC) under section 3 (a) (2) of the Securities Investor Protection Act of 1970 (ACT) since your business as a broker-dealer for the years ending December 31, 2004 and December 31, 2005 consisted exclusively of the distribution of shares of registered open-end investment companies, unit investment trusts, variable life insurance and variable annuities.

The business of Bernard Faver will consist exclusively of distributing shares of registered open-end investment companies, unit investment trusts, and selling variable life insurance and variable annuities in the coming year. It is my understanding that there will be no other change in the business of this firm during the year ending December 31, 2006. In the event of any subsequent change in the business of this firm that would, in my opinion, terminate such exclusion, you will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section 4 of the ACT.

Respectfully Submitted,

Lynn S. Igel

Lynn S. Igel, C.P.A.

Certified Public Accountant

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

[redacted]

8-007661 NASD

BERNARD FAVER
82 WALL ST STE 310
NEW YORK, NY 10005

Form SIPC-3 FY 2004

Check appropriate boxes.

- ☑ (i) the distrubution of shares of registered open end investment companies or unit investment trusts.
- ☑ (ii) the sale of variable annuities.
- ☑ (iii) the business of insurance.
- ☐ (iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts.

Pursuant to the terms of this form (detailed below).

X [signature] 1/5/04

Authorized Signature/Title Date

Sole Proprietor

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

⑈00000003⑈ ⑆000007661⑆ 0000 2004⑈

Form SIPC-3 FY 2004

8-007661 NASD

BERNARD FAVER
82 WALL ST STE 310
NEW YORK, NY 10005

Check appropriate boxes.

- ☑ (i) the distrubution of shares of registered open end investment companies or unit investment trusts.
- ☑ (ii) the sale of variable annuities.
- ☑ (iii) the business of insurance.
- ☐ (iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts.

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2004 its business as a broker-dealer is expected to consist exclusively of one or more of the following:

(i) the distrubution of shares of registered open end investment companies or unit investment trusts;
(ii) the sale of variable annuities;
(iii) the business of insurance;
(iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments. If all or any part of an assessment payable under Section 4 of the Act has not been received by the collection agent within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum of the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

[redacted]

8-007661 NASD DEC

BERNARD FAVER
82 WALL ST STE 310
NEW YORK, NY 10005

Form SIPC-3 FY 2005

Check appropriate boxes.

- ☒ (i) the distrubution of shares of registered open end investment companies or unit investment trusts.
- ☒ (ii) the sale of variable annuities.
- ☒ (iii) the business of insurance.
- ☐ (iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts.

Pursuant to the terms of this form (detailed below).

X [signature] SOLE PROPRIETOR 1/5/05

Authorized Signature/Title Date

Securities Investor Protection Corporatio
805 15th Street NW, Suite 800
Washington, DC 20005-2215

00000003 000007661 0000 2005

Form SIPC-3 FY 2005

8-007661 NASD DEC

BERNARD FAVER
82 WALL ST STE 310
NEW YORK, NY 10005

Check appropriate boxes.

- ☒ (i) the distrubution of shares of registered open end investment companies or unit investment trusts.
- ☒ (ii) the sale of variable annuities.
- ☒ (iii) the business of insurance.
- ☐ (iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts.

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES shall file this form no later than 30 days after the effective date of their membership in a self regulatory INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2005 its business as a broker-dealer is expected to consist exclusively of one or more of the following:

- (i) the distrubution of shares of registered open end investment companies or unit investment trusts;
- (ii) the sale of variable annuities;
- (iii) the business of insurance;
- (iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments. If all or any part of an assessment payable under Section 4 of the Act has not been received by the collection agent within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum of the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediatel give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

8-007661 NASD DEC

BERNARD FAVER
82 WALL ST STE 310
NEW YORK, NY 10005

Form SIPC-3 FY 2006

Check appropriate boxes.

- ☒ (i) the distrubution of shares of registered open end investment companies or unit investment trusts.
- ☒ (ii) the sale of variable annuities.
- ☒ (iii) the business of insurance.
- ☐ (iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts.

Pursuant to the terms of this form (detailed below).

X Sole Proprietor 1/4/06
Authorized Signature/Title Date

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

⑈00000003⑈ ⑆00000766⑆ 0000 2006⑈

Form SIPC-3 FY 2006

8-007661 NASD DEC

BERNARD FAVER
82 WALL ST STE 310
NEW YORK, NY 10005

Check appropriate boxes.

- ☒ (i) the distrubution of shares of registered open end investment companies or unit investment trusts.
- ☒ (ii) the sale of variable annuities.
- ☒ (iii) the business of insurance.
- ☐ (iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts.

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES shall file this form no later than 30 days after the effective date of their membership in a self regulatory INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2006 its business as a broker-dealer is expected to consist exclusively of one or more of the following:

(i) the distrubution of shares of registered open end investment companies or unit investment trusts;
(ii) the sale of variable annuities;
(iii) the business of insurance;
(iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts:

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments. If all or any part of an assessment payable under Section 4 of the Act has not been received by the collection agent within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum of the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.